UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

AMERICAN LAND LEASE, INC.

(Name of Subject Company)

AMERICAN LAND LEASE, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

027118108

(CUSIP Number of Class of Securities)

Terry Considine

Chairman of the Board of Directors and Chief Executive Officer

American Land Lease, Inc.

29399 U.S. Hwy 19 North, Suite 320

Clearwater, Florida 33761

(727) 726-8868

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael V. Gisser, Esq.

Jonathan L. Friedman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

Mark A. Danzi, Esq.

Hill, Ward & Henderson, P.A.

101 E. Kennedy Boulevard

Tampa, Florida 33602

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 23, 2008 (the “Statement”), by American Land Lease, Inc., a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by GCP Sunshine Acquisition, Inc. (“Purchaser”), a Delaware corporation and a subsidiary of GCP REIT II, a Maryland real estate investment trust (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated December 23, 2008, as amended on January 23, 2009 (the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of the Company (the “Common Stock”), as of the time Purchaser accepts for payment and pays for any Shares (as defined below) tendered and not withdrawn pursuant to the Offer (as defined below), including shares of restricted Common Stock under the Company’s 1998 Stock Incentive Plan (the “Company Stock Plan”), and any shares issuable upon exercise of options to acquire shares of Common Stock issued pursuant to the Company Stock Plan (the “Shares”), at a purchase price of $14.20 per share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments thereto, constitute the “Offer”). The Offer to Purchase and the related Letter of Transmittal were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 9, 2008, among Parent, Purchaser, the Company and Asset Investors Operating Partnership, L.P., a Delaware limited partnership and majority-owned subsidiary of the Company.

All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

Item 8.	Additional Information.

Item 8(i) (“Certain Litigation”) of the Statement is hereby amended and supplemented by adding the following paragraph as the second paragraph of such Item 8(i):

On December 30, 2008, Lori Weinrib filed another purported shareholder class action and individual action in the United States District Court, Middle District of Florida, Tampa Division against the Company and its directors. The complaint alleges, among other things, that the Company and the directors of the Company violated Section 14(e) of the Exchange Act by providing materially incomplete and misleading information concerning the proposed transaction and that the directors of the Company breached their fiduciary duties of care, good faith and loyalty to holders of Common Stock. On January 15, 2009, the Plaintiff moved for a preliminary injunction to enjoin the tender offer. The Plaintiff is seeking additional disclosures concerning the proposed transaction. The Company and the directors oppose the Plaintiff’s motion.

Item 8 of the Statement is hereby further amended and supplemented by adding the following new heading and paragraph at the end of Item 8:

(j)    Extension of Offer Period.

On January 23, 2009, Green Courte Partners, LLC issued a press release announcing that Purchaser had extended the expiration date of the Offer until 5:00 p.m., New York City time, on February 5, 2009. A copy of the press release is filed as Exhibit (a)(7) hereto and is incorporated herein by reference. In order to reflect the extension of the expiration date of the Offer, all references to “January 22, 2009” as the expiration date of the Offer in the Statement and the following documents filed as Exhibits to the Statement are hereby replaced, as appropriate, with “February 5, 2009” and all references to “midnight”, “Midnight”, “12:00 midnight” or “12:00 Midnight” are replaced with “5:00 p.m.”: Offer to Purchase; Letter of Transmittal; and Letter to Stockholders of the Company.

Item 9.	Exhibits.

Item 9 (“Exhibits”) of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(7)	Press Release issued by Green Courte Partners, LLC, dated January 23, 2009 (incorporated by reference to Exhibit (a)(5)(A) to Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on January 23, 2009).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AMERICAN LAND LEASE, INC.

By:	/s/ Terry Considine

Name: Terry Considine
Title: Chairman of the Board and Chief Executive Officer

Dated: January 23, 2009

4